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                                 EXHIBIT (99)(a)

               Uno Restaurant Corporation Restricted Stock Program
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Effective October 3, 1994.

Eligibility: Three (3) full years of current, consecutive service as a general manager at a full-service Uno Restaurant by the end of the fiscal year.

Eligible participants receive an Uno Restaurant Corporation stock grant each fiscal year with an aggregate value of 10% of his or her base salary (excluding flex) rounded to the nearest whole share. The share price is determined based on the most recent 30 day average price.

Each grant vests at 25% per year over four equal years from the original grant date (rounded to whole shares.). A manager leaving the company forfeits non-vested shares.

At the time the stock vests, participants will receive a stock certificate with no restrictions. At that time a participant is deemed to have constructive receipt and the current value of the shares is taxable to the individual . Taxable amounts will be added to the employee's year-ending W-2.

This stock grant replaces the customary annual stock option.

In the event of a promotion, demotion or intra-company transfer to a position that does not participate in this plan, participants will continue to receive vested benefits from existing grants, but will receive no new grants.

The plan document will detail rules and procedures. The company reserves the right to change, amend, or cancel this program at any time with or without notice. In any event, accrued benefits, will, of course, be paid out over the vesting period.

Only a designated officer of Uno Restaurant Corporation may make any representations regarding this program.


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